

March 24, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Janus Detroit Street Trust
        Issuer CIK: 0001500604
        Issuer File Number: 333-207814 / 811-23112
        Form Type: 8-A12B
        Filing Date: March 24, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Janus Henderson U.S. Equity Enhanced Income ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications